In re news articles on business structure reorganization plans

POSCO (“We” or “Company”) is reviewing various plans of the business structure reorganization (“Plans”) in order to strengthen the financial soundness of the Company; however, there is no definitive or confirmed decision made at this time. We will make follow up announcement regarding the Plans when they become definitive.